UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19249M 102		Page 2 of 10

1	Name of reporting person Daniel G. Cohen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,016,006(1)(2)(3)(4)
	8	Shared voting power 0
	9	Sole dispositive power 2,936,006(1)(2)(4)
	10	Shared dispositive power 80,000(3)

11	Aggregate amount beneficially owned by each reporting person 3,016,006(1)(2)(3)(4)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 74.61%
14	Type of reporting person (see instructions) IN

(1)	Includes (i) 64,113 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”), and (ii) 76,240 shares of Common Stock held through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”).
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 units of membership interests in Cohen & Company, LLC, a majority owned subsidiary of the Issuer (the “Operating LLC”), may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds through CBF; (ii) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly; and (iii) 1,254,927 shares of Common Stock into which 12,549,273 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly.

SCHEDULE 13D
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(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.
(4)	Includes 988,026 shares of Common Stock into which 9,880,268 membership units in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which is held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

SCHEDULE 13D
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This Amendment No. 12 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018, Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019 and Amendment No. 11 to Schedule 13D filed with the SEC on January 6, 2020 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

As previously disclosed, on December 30, 2019 (the “Effective Date”), Cohen & Company Inc., a Maryland corporation (the “Issuer”), entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Issuer, Cohen & Company, LLC, a subsidiary of the Issuer (the “Operating LLC”), Daniel G. Cohen (the “Reporting Person”), and The DGC Family Fintech Trust, a trust established by Daniel G. Cohen (the “DGC Trust”). The Reporting Person is the President and Chief Executive of the Issuer’s European operations and Chairman of the Issuer’s Board of Directors and the Operating LLC’s Board of Managers. Although the Reporting Person is neither a trustee nor a named beneficiary of the DGC Trust and does not have any voting or dispositive control of securities held by the DGC Trust, the Reporting Person may be deemed to be a beneficial owner of all securities held by the DGC Trust as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting power and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

Pursuant to the Purchase Agreement, on the Effective Date, among other things, (i) the Operating LLC issued to the Reporting Person an aggregate of 12,549,273 newly issued units of membership interests in the Operating LLC (collectively, the “Cohen LLC Units”); and (ii) the Operating LLC issued to the DGC Trust an aggregate of 9,880,268 newly issued units of membership interests in the Operating LLC (collectively, the “Trust LLC Units” and, together with the Cohen LLC Units, the “LLC Units”).

Pursuant to the Amended and Restated Limited Liability Company Agreement of the Operating LLC, dated as of December 16, 2009, as amended, a holder of units of membership interests in the Operating Agreement, including the LLC Units, may cause the Operating LLC to redeem (each, a “Unit Redemption”) such units at any time for, at the Issuer’s option, (A) cash or (B) one share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), for every ten units of membership interests in the Operating LLC. Accordingly, upon a Unit Redemption, the 12,549,273 Cohen LLC Units are redeemable into an aggregate of 1,254,927 shares of Common Stock, and the 9,880,268 Trust LLC Units are redeemable into an aggregate of 988,026 shares of Common Stock.

SCHEDULE 13D
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However, pursuant to the Purchase Agreement, the Reporting Person agreed that, until the Issuer’s stockholders approved the Stockholder Proposal (as defined below), the Reporting Person would not cause a Unit Redemption with respect to any portion of the Cohen LLC Units (the “Cohen LLC Redemption Restriction”) if such Unit Redemption would result in the Issuer issuing a number of shares of Common Stock that, when aggregated with any shares of Common Stock previously issued in connection with any Unit Redemption of the Cohen LLC Units, equaled or exceeded 11.18% of the outstanding Common Stock as of the Effective Date (which was 1,193,624 shares of Common Stock outstanding as of the Effective Date). As such, following the Effective Date and until the Issuer’s stockholders approved the Stockholder Proposal, the Cohen LLC Units were convertible at any time into an aggregate of 133,447 shares of Common Stock and the Reporting Person was deemed to be a beneficial owner of such shares as of the Effective Date. As of the Effective Date, the Reporting Person was not deemed to be the beneficial owner over the remaining 1,121,480 shares of Common Shares into which the Cohen LLC Units were redeemable upon a Unit Redemption as a result of the Cohen LLC Redemption Restriction.

Similarly, pursuant to the Purchase Agreement, the DGC Trust agreed that, until the Issuer’s stockholders approved the Stockholder Proposal, the DGC Trust would not cause a Unit Redemption with respect to any portion of the Trust LLC Units (the “Trust LLC Redemption Restriction”) if such Unit Redemption would result in the Issuer issuing a number of shares of Common Stock that, when aggregated with any shares of Common Stock previously issued in connection with any Unit Redemption of the Trust LLC Units, equaled or exceeded 8.81% of the outstanding Common Stock as of the Effective Date. As such, following the Effective Date and until the Issuer’s stockholders approved the Stockholder Proposal, the Trust LLC Units were convertible into an aggregate of 105,158 shares of Common Stock at any time and the Reporting Person was deemed to be a beneficial owner of such shares as of the Effective Date. As of the Effective Date, the Reporting Person was not deemed to be the beneficial owner over the remaining 882,868 shares of Common Shares into which the Trust LLC Units were redeemable upon a Unit Redemption as a result of the Trust LLC Redemption Restriction.

Pursuant to the Purchase Agreement, at the 2020 annual meeting of the Issuer’s stockholders, the Issuer agreed to cause its stockholders to vote on proposals (collectively, the “Stockholder Proposal”) regarding the issuance of all shares of Common Stock issuable in connection with a Unit Redemption of the LLC Units for purposes of Section 713 of the NYSE American’s Company Guide.

SCHEDULE 13D
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On June 18, 2020, at the Issuer’s 2020 annual meeting of stockholders, the Issuer’s stockholders approved the Stockholder Proposal and, accordingly, the Cohen LLC Redemption Restriction and the Trust LLC Redemption Restriction lapsed with respect to the 12,549,273 Cohen LLC Units and the 9,880,268 Trust LLC Units, respectively. As a result, (i) the Cohen LLC Units became redeemable into an additional 1,121,480 shares of Common Shares within 60 days of June 18, 2020, (ii) and the Trust LLC Units became redeemable into an additional 882,868 shares of Common Shares within 60 days of June 18, 2020. The Reporting Person may be deemed to be the beneficial owner of all such shares of Common Stock and is filing this Amendment No. 12 to Schedule 13D with respect to such shares of Common Stock.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,246,710 shares of Common Stock outstanding as of June 17, 2020 (as provided by the Issuer), plus (b) 525,200 shares of Common Stock into which 5,252,002 units of membership interests in the Operating Company may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly; plus (d) 1,254,927 shares of Common Stock into which the Cohen LLC Units may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly; and (e) 988,026 shares of Common Stock into which the Trust LLC Units may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which is held by the DGC Trust and of which the Reporting Person may be deemed a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting power and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
3,016,006(1)(2)(3)(4)	0	2,936,006(1)(2)(4)	80,000 (3)	3,016,006(1)(2)(3)(4)	74.61%

(1)	Includes (i) 64,113 shares of Common Stock held directly by the Reporting Person, and (ii) 76,240 shares of Common Stock held through CBF.
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 units of membership interests in the Operating LLC, may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds through CBF; (ii) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly; and (iii) 1,254,927 shares of Common Stock into which the Cohen LLC Units may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which the Reporting Person holds directly.

SCHEDULE 13D
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(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.
(4)	Includes 988,026 shares of Common Stock into which the Trust LLC Units may be redeemed within 60 days of the date of this Amendment No. 12 to Schedule 13D, which is held by the DGC Trust.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 3 and 5 above, which information is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
1	Securities Purchase Agreement, dated as of December 30, 2019, by and among Cohen & Company Inc., Cohen & Company, LLC, Daniel G. Cohen and the DGC Family Fintech Trust (incorporated by reference to Exhibit 1 to Amendment No. 11 to the Schedule 13D filed with the SEC on January 6, 2020).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2020
By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen